UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Business Activity Update

 Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK BUSINESS ACTIVITY UPDATE

SIX DRILLING RIGS AND THREE WORKOVER RIGS IN OPERATION IN THREE BASINS

INCLUDING KICKOFF OF HIGH IMPACT MULTI-YEAR DRILLING CAMPAIGN IN THE CPO-5 BLOCK AFTER SPUDDING INDICO 4 WELL

Bogota, Colombia – December 20, 2021 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator today provides an operations and business update.

Colombia: Drilling Underway to Grow Production, Extend Field Boundaries and Test New High Potential Prospects

In the CPO-5 block (GeoPark non-operated, 30% WI) - Llanos basin:

•	Two drilling rigs contracted for two years targeting development, appraisal and high potential near-field exploration projects adjacent to and on trend with core Llanos 34 block (GeoPark operated, 45% WI)

•	One rig currently drilling the Indico 4 development well / Second rig expected to spud in 1Q2022

•	Second exploratory phase of CPO-5 E&P Contract extended by Colombian government to July 2024[1]

In the Llanos 34 block - Llanos basin:

•	November 2021 exit production above 60,000 bopd gross, the highest level since October 2020

•	Recent successful results in the Tigui area, expanding field limits and opening new drilling opportunities

•	Jacana 49 development well was drilled in November 2021 and is currently producing approximately 1,100 bopd from the Guadalupe formation with a 1% water cut. The well shows higher productivity rates and improved reservoir conditions than neighboring wells, opening new drilling opportunities that will be tested in 2022. Jacana 49 is located close to the southwest limits of the field and 1.7 km from the CPO-5 block

In the Platanillo block (GeoPark operated, 100% WI) - Putumayo basin:

•	Successfully drilled the Alea Oeste 1 development well, with completion and testing activities currently underway. A new development well, Platanillo Central 1 expected to be spudded before end-2021

Ecuador: Spudded First Test of Attractive Low Risk Short-Cycle Exploration Inventory

In the Perico block (GeoPark non-operated, 50% WI) - Oriente basin:

•	Currently drilling the Jandaya 1 exploration well, to be followed by an additional exploration prospect in early 2022

In the Espejo block (GeoPark operated, 50% WI) - Oriente basin:

•	3D seismic acquisition of 60 sq km expected to start before end-December 2021

Oil and Gas Production Growth

•	November 2021 average consolidated oil and gas production of 38,915 boepd (up 3% compared to 3Q2021 or 7% compared to October 2021), reaching a consolidated exit production of 39,500 boepd

•	Production in the Manati gas field (GeoPark non-operated, 10% WI) was suspended from December 10 to December 17, 2021 due to repairs in a valve in the submerged part of the field's pipeline

2022 Work Program: Multiple Catalysts Ahead

•	Self-funded 2022 capital expenditures program of $160-180 million targeting drilling of 40-48 gross wells (20-25% higher than 2021E), including 15-20 gross exploration/appraisal wells (~4x higher than 2021E)

•	Using a $65-70 per bbl Brent base case, GeoPark expects to generate a free cash flow of $90-140 million (after mandatory debt service payments), equivalent to a 14-20% free cash flow yield[2]

1 Subject to execution of an amendment of the E&P Contract with the ANH.

2 Calculated using GPRK’s market capitalization in December 17, 2021.

Continued and Recognized Commitment to Community Development

•	The Colombian government awarded GeoPark a first prize for the Company’s “Viviendas Sostenibles” initiative, as part of the “Significant Experiences Program” that rewards sustainability best practices in the mining and energy industries

•	The jury included representatives from government, academic institutions, and multilateral organizations

For further information, please contact:

INVESTORS:
Stacy Steimel Shareholder Value Director T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello Market Access Director T: +562 2242 9600	mbello@geo-park.com

Diego Gully Investor Relations Director T: +5411 4312 9400	dgully@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Certain amounts included in this press release have been rounded for ease of presentation.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential’’, among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief, or current expectations, regarding various matters, including expected future financial performance and free cash flow generation, expected production growth, drilling activities, demand for oil and gas, oil and gas prices, our work program and investment guidelines, regulatory approvals, reserves and exploration resources. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: December 20, 2021